Entourage Mining Ltd.
A Mineral and Gemstone Exploration Company
Suite 614-475 Howe Street, Vancouver BC V6C2B3
OTCBB: ETGMF

October 3, 2005

Entourage Mining Ltd. (the “Company”) has completed a private placement of the Company’s shares consisting of 550,000 non-flow through units at USD $0.15 per unit (each unit consisting of one common share and one common share purchase warrant entitling the holder to buy one additional share at USD $0.25 for a period of one year) and 295,000 flow through shares at CDN $0.20/ share (without warrant).

The proceeds of this placement will be used to further the Company’s gold/silver and uranium properties and for general working capital purposes.

Entourage Mining Ltd.
“Gregory Kennedy”

Gregory Kennedy
President

Telephone: 604-669-GEMS	Cell: 778-893-4471	Facsimile: 604-669-4368
Email: info@entouragemining.com